BERUSCHI & COMPANY

BARRISTERS & SOLICITORS

REPLY TO: ANTHONY J. BERUSCHI *B.Sc, LLB*
GWEN WEGNER, Paralegal

PENDER PACIFIC BUILDING
Suite 605-889 West Pender Street
Vancouver, BC, CANADA V6C 3B2
Tel: 604.669.3116 / Fax: 604.669.5886
gwegner@beruschi.com

09045927

RECEIVED
2009 APR 21 P 12:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 14, 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs/ Mesdames:

Re: ~~GOLDBANK MINING CORPORATION~~
(formerly BALLAD GOLD & SILVER LTD.) (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 19, 2008:

A. Copy of Notice of Alteration dated January 14, 2009 filed with the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

B. Copy of Notice of Articles dated January 14, 2009 issued by the Registrar of Companies and filed as material document with the Alberta and British Columbia Securities Commissions.

C. Copy of news release issued during the relevant period dated January 13, 2009.

D. Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions with respect to news release dated January 13, 2009.

E. Copy of TSX Venture Exchange letter of approval.

4/22

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

#82-4000

Date and Time: January 16, 2009 10:24 AM Pacific Time

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**January 13, 2009 02:17 PM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on January 14, 2009 12:01 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0075655

Name of Company:
BALLAD GOLD & SILVER LTD.

Name Reservation Number:
NR4599572

Name Reserved:
GOLDBANK MINING CORPORATION

ALTERATION EFFECTIVE DATE:

Specified Date and Time of Alteration: January 14, 2009 12:01 AM Pacific Time

CHANGE OF NAME OF COMPANY

From:
BALLAD GOLD & SILVER LTD.

To:
GOLDBANK MINING CORPORATION

#82-4000

BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: January 14, 2009 12:01 AM Pacific Time

Incorporation Number: **BC0075655**

Recognition Date: Incorporated on August 22, 1967

NOTICE OF ARTICLES

Name of Company:

GOLDBANK MINING CORPORATION

REGISTERED OFFICE INFORMATION

Mailing Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

Delivery Address:
605 - 889 WEST PENDER STREET
VANCOUVER BC V6C 3B2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
BOTTO, LUIS

Mailing Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Delivery Address:
560 TRALEE CRESCENT
TSAWWASSEN BC V4M 3R8
CANADA

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
128-3880 TRUSWELL ROAD
KELOWNA BC V1N 1N1
CANADA

Delivery Address:
128-3880 TRUSWELL ROAD
KELOWNA BC V1N 1N1
CANADA

Last Name, First Name, Middle Name:
ADDIE, KEVIN R.

Mailing Address:
1306 ARBUTUS STREET
VANCOUVER BC V6J 3W8
CANADA

Delivery Address:
1306 ARBUTUS STREET
VANCOUVER BC V6J 3W8
CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

#82-4000

BALLAD
gold & silver ltd.

605 - 889 West Pender Street
Vancouver, BC V6C 3B2
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
email: ajb@balladnet.com
Internet: www.balladnet.com

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

January 13, 2009

SHARE CONSOLIDATION AND NAME CHANGE

Further to its previous news releases, Ballad Gold & Silver Ltd. ("Ballad") **(TSX.V:BGS)** announces that January 14, 2009 will be the effective date of the consolidation of Ballad's share capital on the ratio of four (4) old shares for one (1) new share and a change of its name to Goldbank Mining Corporation. The trading symbol for Goldbank Mining Corporation will be GLB.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*

Anthony J. Beruschi
President & CEO

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ***ajb@balladnet.com.***

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Goldbank Mining Corporation (the "Issuer")
605 - 889 West Pender Street
Vancouver, BC V6C 3B2

Item 2. **Date of Material Change**

January 13, 2009

Item 3. **News Release**

News Release dated January 13, 2009 and disseminated to the British Columbia Securities Commission, Alberta Securities Commission, Stockwatch and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the effective date of its share consolidation and name change as well as its new trading symbol.

Item 5. **Full Description of Material Change**

Further to its previous news releases, the Issuer announces that January 14, 2009 will be the effective date of the consolidation of the Issuer's share capital on the ratio of four (4) old shares for one (1) new share and a change of its name to Goldbank Mining Corporation. The trading symbol for Goldbank Mining Corporation will be GLB.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of January, 2009.

"Gwen Wegner"
Gwen Wegner, Corporate Secretary

82-4000

TSX venture EXCHANGE

January 13, 2009

Via Fax: (604) 669-5886

Ballad Gold & Silver Ltd.
889 West Pender Street, Suite 605
Vancouver, BC
V6C 3B2

Attention: Gwen Wegner

Dear Sirs\Mesdames:

Re: GOLDBANK MINING CORPORATION ("GLB")
[formerly Ballad Gold & Silver Ltd. ("BGS")]
Name Change and Consolidation – Submission #140538

This is to confirm that pursuant to a resolution passed by shareholders June 24, 2008, the Company has consolidated its capital on a 4 old for 1 new basis. The name of the Company has also been changed as follows.

Effective at the **opening, January 14, 2009**, the common shares of Goldbank Mining Corporation will commence trading on TSX Venture Exchange, and the common shares of Ballad Gold & Silver Ltd. will be delisted. The Company is classified as a 'Precious Metals Exploration and Development' company.

Post - Consolidation Capitalization:	Unlimited	shares with no par value of which
	7,494,435	shares are issued and outstanding
Escrow:	Nil	
Transfer Agent:	Computershare Investor Services Inc.	
Trading Symbol:	GLB	(new)
CUSIP Number:	38076A 10 6	(new)

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Senior Analyst
Listed Issuer Services

JW\dr

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